NEWS RELEASE

EMX Royalty Announces First Quarter 2019 Results

Vancouver, British Columbia, May 17, 2019 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to report results for the quarter ended March 31, 2019. The Company's filings for the quarter are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on EMX’s website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are expressed in Canadian dollars unless otherwise stated.

HIGHLIGHTS FOR Q1 2019

Financial Update

  EMX had revenue of $1.4 million, loss from operations of $1 million, and after-tax loss of $2.8 million. Revenue includes royalty income, optioned property and other property income, interest, and gains on sales of properties and marketable securities. Other items affecting financial results in Q1 include $0.3 million in depletion costs, and a foreign exchange loss of $1.8 million.

  Royalty generation costs totaled $1.1 million, which is net of recoveries from partners totaling $0.8 million. In addition, partners incurred exploration expenditures totaling approximately $3.6 million that did not flow through to the Company's financial statements.

  General and administrative expenses totaled $1.1 million, which includes $0.4 million in salaries and consultants, $0.2 million in administrative costs, and $0.2 million in investor relations cost.

  Total cash used in operations excluding changes in non-cash working capital was $1.9 million1.

  Working capital at March 31, 2019 was $85 million, with cash comprising $78 million. Subsequent to the quarter end, a cash payment of $2.7 million related to IG Copper's 2018 sale of Malmyzh was released from escrow and received.

Operational Update

  EMX's royalty and mineral property portfolio totals over 95 projects on five continents.

  In North America, EMX received approximately $323 thousand in revenue from the sale of 188 gold ounces from the Leeville royalty property in Nevada. EMX also continued to have partners (e.g., Kennecott Exploration Company, Anglo American Exploration (USA) Inc. and South32 USA Exploration Inc.) advance copper exploration programs in the southwestern U.S., incurring approximately $2.6 million in exploration expenditures. As a subsequent event, EMX made a $1.0 million strategic equity investment in Millrock Resources Inc. (“Millrock”) and acquired a significant royalty package in Alaska's Goodpaster District which hosts the Pogo high grade gold mine.

  In Scandinavia, the Company sold or optioned 11 projects to three different junior exploration companies during and subsequent to the quarter. The deals involved receiving share equity, advance royalty payments, and 3% NSR royalty interests in the projects. Boreal Metals Corp. ("Boreal") continued to advance the Gumsberg royalty property in Sweden and the Burfjord royalty property in Norway.

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  In Turkey, a 23,900 meter drill program was completed on the Bayla zinc-lead-silver royalty property and the operator of the Akarca gold royalty property is seeking additional drill permits to further assess the project prior to making a development decision.

  In Australia, EMX has elected to advance the Kimberley copper project as a 100% controlled property after terminating the purchase agreement with Enfield Exploration Corporation. The operator of the Koonenberry royalty property advanced the project with drilling and geochemical sampling.

OUTLOOK

The Company has a strong balance sheet to further develop its pipeline of royalty and royalty generation mineral properties. The Company ended Q1 with working capital of $85 million, including $78 million in cash. EMX intends to continue its organic generation of new royalty properties, while selectively acquiring royalties and making strategic investments. A recent example that combines both royalty acquisition and strategic investment is the Millrock private placement, which provided share equity to EMX as well as royalty interests in an under-explored, high grade gold district.

EMX is optimistic about the potential growth in revenue that may come from our Turkish portfolio (Balya, Akarca, and Sisorta), as well as the significant potential of our Timok Project royalties in Serbia, where the Upper Zone high grade copper-gold development project is scheduled to commence production in 2022.

EMX continues to see strong industry interest in the Company's royalty generation properties. More than $20 million is expected to be spent by partners advancing EMX's portfolio during 2019. A majority of this work will be conducted in the southwestern U.S., Sweden and Norway.

The Company's goal is to grow its royalty generation, royalty acquisition, and strategic investment portfolio with positive cash flow, as was realized in 2018 with the Malmyzh sale. Revenue from royalties, advance royalties and other pre-production cash payments has been increasing over time. Continuing into 2019, EMX is well funded to identify new strategic investment opportunities, while further developing a pipeline of quality royalty and royalty generation mineral properties that provide multiple opportunities for exploration and production success.

QUALIFIED PERSONS

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey, Scandinavia, Serbia, and Australia.

1 EMX has included a performance measure in this news release that does not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”). The Company has used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to the risks inherent to operating companies. The Company’s common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email:SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the quarter ended March 31, 2019 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2018, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com